SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2015

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.

Corporate Taxpayers’ ID (CNPJ/MF) No. 01.545.826/0001-07

NIRE 35.300.147.952

Publicly-Held Company

MINUTES OF THE ANNUAL GENERAL SHAREHOLDERS’ MEETING HELD ON APRIL 16, 2015

1. Date, Time and Place: On April 16, 2015, at 10 a.m., at the Company’s headquarters, in the city of São Paulo, State of São Paulo, at Avenida das Nações Unidas 8,501, 19th floor.

2. Call Notice: The call notice was published in the “Diário Oficial do Estado de São Paulo”, on March 14, 17 and 18, 2015, pages 47, 126 and 53, respectively, and in the “O Estado de São Paulo” newspaper, on March 14, 17 and 18, 2015, pages B13, B7 and B8, respectively.

3. Attendance: Shareholders representing more than 50.59% of the Company’s total and voting capital, as per the signatures in the Shareholders’ Attendance Book. Also present Mr. André Bergstein, Chief Financial and Investor Relations Officer, Mr. Felipe David Cohen, Chief Financial and Investor Relations Officer of Construtora Tenda S.A., Mr. Peter Edward Cortes Marsden Wilson, member of Company’s Fiscal Council, and Mr. Giuseppe Masi, bearer of the Brazilian Identity Card (RG) 15237784, enrolled with CPF/MF under No. 074.811.038-01 and enrolled with the CRC/SP under No. 1SP176273/O-7, representing the Company’s independent auditors, KPMG Auditores Independentes S.S.

4. Presiding Board: Odair Garcia Senra, President of the Board of Directors and Chairman of the Presiding Board as set forth on §2, Article 8, of the Company’s Bylaws; and Renata de Carvalho Fidale, Secretary.

5. Agenda: (i) to receive the accounts drawn up by the Company’s officers, examine, discuss and vote on the financial statements concerning the fiscal year ended December 31st, 2014; (ii) to establish the amount of the global remuneration to be paid to the Company’s administrators in 2015; (iii) to install and establish the number of members that shall comprise the Company’s Fiscal Council; (iv) to elect the members of the Company’s Fiscal Council due to the expiration of the term of office; and (v) to establish the amount of the global remuneration to be paid to the members of Company’s Fiscal Council in 2015.

6. Resolutions: By shareholders present at the meeting, with the abstention of those legally impeded and with abstention and divergent votes casted in each case and received by the presiding board, the following resolutions have been taken:

6.1. To record that the Minutes related to these Meetings will be drawn-up in summary form and published without the signatures of the shareholders, as permitted by paragraphs 1 and 2 of Article 130 of Law No. 6,404/76.

6.2. To approve, by majority vote, after being examined and discussed, the accounts drawn up by the Company’s management and the Company’s financial statements concerning the fiscal year ended December 31st, 2014, which, together with the Explanatory Notes and the Independent Auditors Opinion, were published, in full, on February 28, 2015, in the “Diário Oficial do Estado de São Paulo – Caderno Empresarial 2”, pages 2 to 11, and in the newspaper “O Estado de São Paulo – Caderno de Economia”, pages 1 to 10, the legal term thereby having been complied with.

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6.3. To consign that there will be no dividend distribution in view of the Company’s losses on the fiscal year ended December 31st, 2014.

6.4. To determine, by majority vote, the limit of up to R$13,227,950.80, for the amount of the annual global compensation of the Company’s administrators for the 2015 current fiscal year, from January to December, including short-term fixed and variable compensation as well as any benefits provided or supported by the Company. This amount does not include social charges or expenses associated with the recognition of the fair value of stock options that may be granted by the Company and are only recognized in the Company's accounting and are incurred in the Stock Option Plan previously approved by the Company's shareholders at General Meeting. The Board of Directors shall prescribe the individual amounts to be distributed to each of the Company’s administrators, taking into account their responsibilities, time dedicated to their tasks, their competence, professional reputation and the amount at which their services would be valued at market prices.

6.5. In view of expiration of the term of office, to approve, by majority vote and with no restrictions, the installation of Fiscal Council (Conselho Fiscal) with three (3) effective members and respective alternates, as set forth on Article 43 of Company’s Bylaws, which shall operate until the Annual General Shareholders’ Meeting to be held on 2016.

6.6. Approve, by majority vote and with no restrictions, to comprise the Fiscal Council (Conselho Fiscal), electing as effective members: (i) Olavo Fortes Campos Rodrigues Junior, Brazilian, business administrator, married, bearer of ID card (RG) no. 9.369.027 issued by SSP/SP and enrolled in the Individual Taxpayer's Registry (CPF/MF) under no. 769.488.977-20, resident and domiciled in São Paulo, São Paulo State at Rua Dr. José Maria Whitaker 310, apto. 4, Edif. Figueira, CEP 05622-001, (ii) Peter Edward Cortes Marsden Wilson, Brazilian, economist, married, bearer of ID card (RG) no. 08.424.379-9 issued by IFP/RJ and enrolled in the Individual Taxpayer’s Registry (CPF/MF) under no. 168.126.648-20, resident and domiciled in São Paulo, São Paulo State at Rua Princesa Isabel 347, apartment 92, Campo Belo, CEP 046001-001, and (iii) Luis Fernando Brum de Melo, Brazilian, economist, single, bearer of ID card (RG) no. 6.064.143.776 issued by SSP/SP and enrolled in the Individual Taxpayer's Registry (CPF/MF) under no. 964.918.410-49, resident and domiciled in São Paulo, São Paulo State with offices at Av. Paulista 2.300, 11º andar, Cerqueira César, CEP 01310-300; and as alternates: (i) Marcello Mascotto Iannalfo, Brazilian, economist, married, bearer of ID card (RG) no. 16.994.226-0 issued by SSP/SP and enrolled in the Individual Taxpayer’s Registry (CPF/MF) under no. 101.947.028-39, resident and domiciled in the city of Campinas, São Paulo State at Rua Bacabá, 48, Alphaville, Campinas - CEP 13098-339, (ii) Marcelo Martins Louro, Brazilian, business administrator, married, bearer of ID card (RG) no. 19.994.703 issued by SSP/SP and enrolled in the Individual Taxpayer's Registry (CPF/MF) under no. 118.319.918-02, resident and domiciled in São Paulo, São Paulo State at Rua Iaiá 127, CEP 04542-060, and (iii) Laiza Fabiola Martins de Santa Rosa, Brazilian, economist, single, bearer of ID card (RG) no. 32.677.183-9 issued by SSP/SP and enrolled in the Individual Taxpayer's Registry (CPF/MF) under no. 294.953.408-29, resident and domiciled in São Paulo, São Paulo State with offices at Avenida Paulista 2.300, 11º andar.

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6.7. To record that the members of the Fiscal Council hereby appointed, having executed the Fiscal Council Members Deed of Consent provided by the BM&F Bovespa S.A. - Bolsa de Valores, Mercadorias e Futuros Novo Mercado Listing Rules, shall take office upon execution of the term of investiture in the appropriate book, in which occasion they shall make the statements required by law.

6.8. To establish, by majority vote, the global annual amount of R$204.600.00 to be paid as remuneration to the Company’s Fiscal Council members in office.

Closing: As there were no further issues to be addressed, the meeting was closed, and the present Minutes were drawn up as a summary, which, after being read and found in appropriate terms, was signed by all in attendance.

Signatures: Chairman: Odair Garcia Senra; Secretary: Renata de Carvalho Fidale; Officer of the Company and its controlled company, Construtora Tenda S.A.: André Bergstein e Felipe David Cohen; Member of Fiscal Council: Peter Edward Cortes Marsden Wilson; Representative of KPMG Auditores Independentes S.S.: Giuseppe Masi; Shareholders: (i) ANDRÉ BERGSTEIN; (ii) ODAIR GARCIA SENRA; (iii) CITIBANK N A ADR DEPARTMENT, represented by Thais Helena Brigatto; (iv) TEOREMA FUNDO DE INVESTIMENTO DE AÇÕES, represented by Daniel Jyo Shibazaki; (v) BUREAU OF LABOR FUNDS - LABOR PENSION FUND, PUBLIC EMPLOYEES RETIREMENT SYSTEM OF OHIO, THE BOEING COMPANY EMPLOYEE RETIREMENT PLANS MASTER TRUST, VANGUARD TOTAL INTERNATIONAL STOCK INDEX FD, A S O V STAR F, ADVANCED SERIES TRUST - AST RCM WORLD TRENDS PORTFOLIO, ARIA CO PTY LTD AS TRUSTEE FOR COMBINED INVESTMENT FUNDS, CALIFORNIA PUBLIC EMPLOYEES RETIREMENT SYSTEM, CITY OF NEW YORK GROUP TRUST, COLLEGE RETIREMENT EQUITIES FUND, EATON VANCE COLLECTIVE INVEST TRUST F EMPL BENEF PL - E MKT E F, EMERGING MARKETS SMALL CAPITALIZATION EQUITY INDEX FUND, EMERGING MARKETS SMALL CAPITALIZATION EQUITY IND NON-L FUND, EMERGING MARKETS SMALL CAPITALIZATION EQUITY IND NON-L FUND B, FIRST TRUST EMERGING MARKETS SMALL CAP ALPHADEX FUND, FLORIDA RETIREMENT SYSTEM TRUST FUND, IBM 401 (K) PLUS PLAN, ISHARES III PUBLIC LIMITED COMPANY, ISHARES MSCI BRAZIL SMALL CAP ETF, ISHARES MSCI EMERGING MARKETS SMALL CAP INDEX FUND, ISHARES PUBLIC LIMITED COMPANY, LOCKHEED MARTIN CORPORATION MASTER RETIREMENT TRUST, MELLON BANK N.A. EMPLOYEE BENEFIT COLLECTIVE INV FUND PLAN, NORGES BANK, ORBIS SICAV GLOBAL BALANCED SA FUND, ORBIS SICAV INTERNATIONAL EQUITY FUND, SCHWAB GLOBAL REAL ESTATE FUND, STATE OF OREGON, THE CALIFORNIA STATE TEACHERS RETIREMENT SYSTEM, THE MONETARY AUTHORITY OF SINGAPORE, UTAH STATE RETIREMENT SYSTEMS, VANGUARD TOTAL WORLD STOCK INDEX FD, A SRS OF VG INT EQ IDX FD, WASHINGTON STATE INVESTMENT BOARD, WISDOMTREE EMERGING MARKETS EQUITY INCOME FUND, WISDOMTREE EMERGING MARKETS SMALLCAP DIVIDEND FUND, ROSS ICE SHELF, POLO AÇÕES FUNDO DE INVESTIMENTO EM AÇÕES, POLO FUNDO DE INVESTIMENTO EM AÇÕES, POLO MACRO FUNDO DE

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INVESTIMENTO MULTIMERCADO, POLO NORTE MASTER FUNDO DE INVESTIMENTO MULTIMERCADO, VINSON FUND LLC, represented by Rita de Cassia Serra Negra; and (vi) ADRIANA FARHAT.

I hereby certify that this is a true copy of the minutes drawn up in the appropriate corporate book.

Renata de Carvalho Fidale

Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: April 16, 2015

Gafisa S.A.

By:	/s/ Sandro Gamba
Name: Sandro Gamba Title: Chief Executive Officer